Exhibit 99.1

Telesat Reports Results for the Quarter and Nine Months

Ended September 30, 2021

OTTAWA, CANADA, November 5, 2021 - Telesat today announced its financial results for the three and nine-month periods ended September 30, 2021. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended September 30, 2021, Telesat reported consolidated revenue of $192 million, a decrease of 5% ($10 million) compared to the same period in 2020. When adjusted for changes in foreign exchange rates, revenue declined 2% ($4 million) compared to 2020. The revenue decrease was primarily due to a slight reduction of service for one of Telesat’s North American DTH customers, the reduction or non-renewal of certain services in the enterprise segment, including as a result of the COVID-19 pandemic, and lower consulting revenue, partially offset by an increase in revenue associated with short-term services provided to another satellite operator.

Operating expenses for the quarter were $50 million, an increase of $8 million from 2020. When adjusted for changes in foreign exchange rates, operating expenses increased by $9 million. The increase in operating expenses was primarily due to higher non-cash share-based compensation, partially offset by higher capitalized engineering costs.

Adjusted EBITDA1 was $157 million, a decrease of 4% ($6 million) or, when adjusted for foreign exchange rates, a decrease of 1% ($1 million). The Adjusted EBITDA margin1 for the third quarter was 81.5%, compared to 80.4% in 2020.

For the quarter ended September 30, 2021, the net loss was $42 million, compared to net income of $107 million for 2020. The change was principally the result of a non-cash foreign exchange loss in 2021 compared to a gain in 2020, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, combined with an increase in non-cash share-based compensation in 2021.

For the nine-month period ended September 30, 2021, Telesat reported consolidated revenue of $571 million, a decrease of 8% ($48 million) compared to the same period in 2020. When adjusted for changes in foreign exchange rates, revenue declined 4% ($23 million) compared to 2020. Revenue decreases for the nine-month period were driven by the same factors discussed above for the quarter.

Operating expenses for the nine-month period were $147 million, an increase of $13 million from 2020. When adjusted for changes in foreign exchange rates, operating expenses increased by $17 million from 2020. The increase was principally due to higher non-cash share-based compensation combined with higher wages due to the hiring of additional employees primarily to support our Telesat Lightspeed program. This was partially offset by higher capitalized engineering costs.

Adjusted EBITDA1 for the nine-month period was $458 million, a decrease of 7% ($35 million) or, when adjusted for foreign exchange rates, a decrease of 3% ($14 million). The Adjusted EBITDA margin1 was 80.2%, compared to 79.7% in 2020.

For the nine months ended September 30, 2021, net income was $61 million, compared to a net loss of $9 million for 2020. The positive change was principally the result of higher non-cash foreign exchange gains, arising from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars, offset by an increase in non-cash share-based compensation.

“I am pleased with our results for the third quarter and first nine months of the year, particularly given the fact that the COVID-19 pandemic continued to restrain certain business activities,” commented Dan Goldberg, Telesat’s President and CEO. “Although revenues and Adjusted EBITDA, adjusted for foreign exchange rate changes, were modestly lower, we continued to generate strong cash flows and maintain an industry-leading Adjusted EBITDA margin1, high capacity utilization and a substantial contractual backlog.”

Goldberg added: “As we announced previously, we made significant progress last quarter on the financing of our Telesat Lightspeed constellation, welcoming the Government of Canada’s $1.44 billion investment in the program. Lastly, I am pleased that we are now poised to conclude the process of transforming Telesat into a publicly listed company, which we expect to occur before the end of this year.”

Business Highlights

▲	At September 30, 2021:

-	Telesat had contracted backlog[2] for future services of approximately $2.3 billion.

-	Fleet utilization was 80%.

Telesat’s quarterly report on Form 6-K for the quarter ended September 30, 2021, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Friday, November 5, 2021, at 10:30 a.m. ET to discuss its financial results for the three and nine-month periods ended September 30, 2021. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 866 696 5910. Callers outside of North America should dial +1 416 641 6104. The participant passcode is 8848228 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (“Telesat”) and the name of the moderator (Michael Bolitho).

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on November 5, 2021 until 11:55 p.m. ET on November 19, 2021. To access the replay, please call +1 800 408 3053. Callers from outside North America should dial +1 905 694 9451. The access code is 6137696 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s Low Earth Orbit satellite network, will be the first and only LEO network optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Operating under its international priority Ka-band spectrum rights, Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity links with fiber-like speeds.

Privately held and headquartered in Ottawa, Canada with offices and facilities around the world, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL). For more information, visit www.telesat.com.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “will” and “transforming”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 and in Telesat Canada’s Quarterly Report on Form 6-K for the three and six-month periods ended June 30, 2021, both of which can be obtained from the SEC website.

Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation and the execution of definitive agreements with TAS, MDA and the Governments of Canada and Québec, the availability of government and/or other funding for the LEO satellite constellation, the receipt of proceeds in relation to the re-allocation of C-band spectrum, volatility in exchange rates, risks and expense associated with becoming a publicly listed company the ability to expand existing satellite utilization and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

Contact

Michael Bolitho

Telesat

+1.613.748.8828

ir@telesat.com

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of (Loss) Income

For the periods ended September 30

	Three months		Nine Months
(in thousands of Canadian dollars)	2021	2020	2021	2020
Revenue	$192,335	$202,053	$570,715	$618,560
Operating expenses	(49,691)	(42,185)	(146,921)	(133,712)
Depreciation	(50,663)	(55,597)	(153,402)	(166,819)
Amortization	(3,988)	(4,289)	(12,051)	(12,906)
Other operating losses, net	(30)	(34)	(777)	(246)
Operating income	87,963	99,948	257,564	304,877
Interest expense	(50,691)	(50,116)	(139,153)	(155,917)
Interest and other income	1,013	875	2,786	6,667
Gain (loss) on changes in fair value of financial instruments	971	5,715	(20,357)	(38,884)
(Loss) gain on foreign exchange	(68,411)	66,334	7,343	(99,088)
(Loss) income before tax	(29,155)	122,756	108,183	17,655
Tax expense	(12,764)	(15,736)	(47,591)	(27,100)
Net (loss) income	$(41,919)	$107,020	$60,592	$(9,445)

Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	September 30, 2021	December 31, 2020

Assets
Cash and cash equivalents	$1,558,638	$818,378
Trade and other receivables	55,985	51,928
Other current financial assets	474	448
Prepaid expenses and other current assets	38,103	22,861
Total current assets	1,653,200	893,615
Satellites, property and other equipment	1,286,390	1,318,526
Deferred tax assets	62,523	79,912
Other long-term financial assets	16,918	53,425
Other long-term assets	13,410	9,922
Intangible assets	766,031	779,190
Goodwill	2,446,603	2,446,603
Total assets	$6,245,075	$5,581,193

Liabilities
Trade and other payables	$33,508	$30,091
Other current financial liabilities	63,433	35,880
Other current liabilities	91,294	96,155
Total current liabilities	188,235	162,126
Long-term indebtedness	3,805,313	3,187,152
Deferred tax liabilities	290,282	325,893
Other long-term financial liabilities	25,172	35,499
Other long-term liabilities	383,587	410,587
Total liabilities	4,692,589	4,121,257

Shareholders’ Equity
Share capital	155,714	155,698
Accumulated earnings	1,327,106	1,266,514
Reserves	69,666	37,724
Total shareholders’ equity	1,552,486	1,459,936
Total liabilities and shareholders’ equity	$6,245,075	$5,581,193

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars)	2021	2020
Cash flows generated from operating activities
Net income (loss)	$60,592	$(9,445)
Adjustments to reconcile net income (loss) to cash flows generated from operating activities
Depreciation	153,402	166,819
Amortization	12,051	12,906
Tax expense	47,591	27,100
Interest expense	139,153	155,917
Interest income	(3,197)	(6,761)
(Gain) loss on foreign exchange	(7,343)	99,088
Loss on changes in fair value of financial instruments	20,357	38,884
Share-based compensation	33,758	7,160
Loss on disposal of assets	777	246
Other	(45,397)	(45,474)
Income taxes paid, net of income taxes received	(71,644)	(35,221)
Interest paid, net of interest received	(87,213)	(120,576)
Operating assets and liabilities	(2,753)	9,046
Net cash generated from operating activities	250,134	299,689

Cash flows used in investing activities
Purchases for satellite programs	(97,131)	(64,810)
Purchase of property and other equipment	(27,202)	(13,235)
Purchase of intangible assets	—	(30)
Net cash used in investing activities	(124,333)	(78,075)

Cash flows generated from (used in) financing activities
Proceeds from indebtedness	619,900	—
Repayment of indebtedness	—	(19,197)
Payment of debt issue costs	(6,834)	—
Payments of principal on lease liabilities	(1,780)	(1,215)
Satellite performance incentive payments	(5,092)	(6,877)
Proceeds from exercise of stock options	16	—
Government grant received	—	6,120
Net cash generated from (used in) financing activities	606,210	(21,169)

Effect of changes in exchange rates on cash and cash equivalents	8,249	14,648

Increase in cash and cash equivalents	740,260	215,093
Cash and cash equivalents, beginning of period	818,378	1,027,222
Cash and cash equivalents, end of period	$1,558,638	$1,242,315

Telesat’s Adjusted EBITDA margin(1):

	Three months ended September 30,		Nine months ended September 30,
(in thousands of Canadian dollars) (unaudited)	2021	2020	2021	2020
Net (loss) income	$(41,919)	$107,020	$60,592	$(9,445)
Tax expense	12,764	15,736	47,591	27,100
(Gain) loss on changes in fair value of financial instruments	(971)	(5,715)	20,357	38,884
Loss (gain) on foreign exchange	68,411	(66,334)	(7,343)	99,088
Interest and other income	(1,013)	(875)	(2,786)	(6,667)
Interest expense	50,691	50,116	139,153	155,917
Depreciation	50,663	55,597	153,402	166,819
Amortization	3,988	4,289	12,051	12,906
Other operating losses, net	30	34	777	246
Non-recurring compensation expenses(3)	39	252	374	876
Non-cash expense related to share-based compensation	14,055	2,275	33,757	7,160
Adjusted EBITDA	$156,738	$162,395	$457,925	$492,884

Revenue	$192,335	$202,053	$570,715	$618,560
Adjusted EBITDA Margin	81.5%	80.4%	80.2%	79.7%

End Notes

1 The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2 Remaining performance obligations, which we refer to as contracted revenue backlog, represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity.

3 Includes severance payments and special compensation and benefits for executives and employees.